EXHIBIT 99.1

Lombard Medical to Present at the Jefferies Global Healthcare Conference

IRVINE, Calif., May 26, 2015 (GLOBE NEWSWIRE) -- Lombard Medical, Inc. (Nasdaq:EVAR), a medical device company focused on Endovascular Aortic Repair (EVAR) of abdominal aortic aneurysms (AAAs), today announced that CEO Simon Hubbert is scheduled to present at the Jefferies 2015 Global Healthcare Conference on Tuesday, June 2, 2015, at 4:30 pm ET in New York City.

A live audio webcast of the presentation will be available on the Events and Presentations page of the Investors section of Lombard Medical's website at www.lombardmedical.com.

About Lombard Medical, Inc.

Lombard Medical, Inc. is an Irvine, Calif.-based medical device company focused on device solutions for the $1.6 billion per year abdominal aortic aneurysm repair market. The Company's lead product, Aorfix™, is an endovascular stent graft which has been specifically designed to solve the problems that exist in treating complex tortuous anatomies, which are often present in advanced AAA disease. Aorfix has been used to treat more than 4,000 patients worldwide. The Company's lead product, Aorfix™, is the only endovascular stent graft cleared by the U.S. Food and Drug Administration (FDA) for the treatment of AAAs with angulation at the neck of the aneurysm of up to 90 degrees providing physicians in the U.S. with the only 'on-label' endovascular treatment option for patients with this complex AAA anatomy. All other approved grafts are only cleared by the FDA for the treatment of neck angulation up to 60 degrees. For more information, please visit www.lombardmedical.com.

CONTACT: For further information:

         Lombard Medical, Inc.
         Simon Hubbert, CEO
         Tel: +1 949 379 3750 / +44 (0)1235 750 800
         William J. Kullback, CFO
         Tel: +1 949 748 6764

         Pure Communications
         Matthew H Clawson
         Tel: +1 949 370 8500 / matt@purecommunicationsinc.com
         Susan Heins (Media)
         Tel: +1 864 286 9597 / sjheins@purecommunicationsinc.com

         FTI Consulting (UK)
         Simon Conway,
         Victoria Foster Mitchell
         Tel: +44 (0)20 3727 1000